Exhibit 99.1

PERDIGÃO S.A.	ELEVA ALIMENTOS S.A.

A publicly held company	A publicly held company
CNPJ/MF 01.838.723/0001-27	CNPJ/MF 92.776.665/0001-00

NOTICE TO SHAREHOLDERS

The managements of Eleva Alimentos S.A. (“Eleva”) and Perdigão S.A. (“Perdigão”) wish to notify their shareholders that the resolutions taken at the general meetings held on November 29 2007 approving the incorporation of shares of Eleva by Perdigão  (“Incorporation of Shares”) are firm.

The companies hereby notify their shareholders, that as from February 22 2008 (inclusive), only the common shares of Perdigão shall be traded in the market, the negotiation of shares issued by Eleva ceasing as from the close of business on February 21 2008.

Over the next few days, the new shareholders of Perdigão shall receive a statement from the depositary institution for the shares issued by Perdigão (Banco Itaú S.A.) substantiating their shareholding position as a result of the incorporation of shares at the conversion ratio of 1 (one) new common share issued by Perdigão for every 1.74308855 share issued by Eleva. Share fractions arising from this process shall be sold on the stock exchange and the product of the sale distributed to the holders of the fractions on a pro-rata basis, proportionally to their quantity and credited to the respective current accounts.

São Paulo, February 21 2008

Wang Wei Chang	Cláudio Santos
Chief Financial Officer and Investor Relations	Chief Financial Officer and Investor
Director of Perdigão S.A.	Relations Director of Eleva Alimentos S.A